SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2019
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING
HELD ON FEBRUARY 6th, 2019

DATE, TIME AND PLACE: February 6th, 2019, at 9.00 am, at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, nº 850 - Torre Norte, 12º andar, Sala 1212, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. João Cox Neto; Alberto Emmanuel Carvalho Whitaker; Celso Luis Loducca; Herculano Anibal Alves; Mario Di Mauro; Raimondo Zizza and Stefano De Angelis, either in person or by means of videoconference, as provided in paragraph 2, Article 25 of the Company's Bylaws. Justified absence of Messrs. Agostino Nuzzolo and Piergiorgio Peluso.

BOARD: Mr. João Cox Neto - Chairman; and Mr. Jaques Horn - Secretary.

AGENDA: (1) To resolve on the composition of the Company’s Board of Directors; (2) To acknowledge on the activities carried out by the Statutory Audit Committee; (3) To resolve on the Company’s Budget for the year of 2019.

RESOLUTIONS: Upon review and discussion of the subjects included on the Agenda, the Board Members, unanimously by those present at the meeting, decided to register the discussions as follows:

(1) Acknowledged on the resignation letter presented by Mr. Giovanni Ferigo on January 11th, 2019, effective immediately, to his position as Board Member of the Company. The Board members thanked Mr. Ferigo for his commitment and dedication in the performance of his duties throughout his mandate.
(1.1) Due to the resignation presented and the vacancy of the position of member of this Board, the Board Members resolved, unanimously, pursuant to Section 22, XXI of the Company’s By-laws, to elect, for the referred position, Mr. Pietro Labriola, Italian, under stable union, bachelor in Business Administration, bearer of the Italian passport Nr. YB2380184, valid through March 23rd, 2028, enrolled in the taxpayers’ roll (CPF/MF) Nr. 074.053.501.35, domiciled at Via Marco Ulpio Trainano, Nr. 33-A, 20149, in the City of Milan, Italy, pursuant to Article 150 of Law No. 6.404/76 and to paragraph 2, Article 20 of the Company’s By-laws, with mandate until the Annual Shareholders’ Meeting to be held in the year of 2019. The investiture and position as administrator of the Company are subject to the visa authorization to be granted by the Coordenação Geral de Imigração do Ministério do Trabalho e Emprego, as provided by the laws in force, at which occasion all the powers needed will be granted. Once the visa authorization has been granted, Mr. Pietro Labriola will present the term of investiture and required documents, duly signed, within the legal term.

(2) Acknowledgedon the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on January 22nd, 2019, as per Mr. Alberto Emmanuel Carvalho Whitaker’s report, Coordinator of the CAE.

(3) Upon the presentation made by Messrs. Sami Foguel, Chief Executive Officer of the Company, and Adrian Calaza, Chief Financial Officer and Investor Relations Officer of the Company, the Board Members approved the Company’s and its subsidiary annual budget for the year of 2019.

CLOSING: With no further issues to discuss, the meeting was adjourned and these minutes drafted as summary, read, approved and signed by all attendees Board Members: João Cox Neto; Alberto Emmanuel Carvalho Whitaker; Celso Luis Loducca; Herculano Anibal Alves; Mario Di Mauro; Raimondo Zizza and Stefano De Angelis.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 6th, 2019.

JAQUES HORN
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 6, 2019	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.